SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
COMMISSION FILE NO. 1-4825
WEYERHAEUSER COMPANY
SALARIED 401(K) PLAN

WEYERHAEUSER COMPANY
A Washington Corporation
Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:	Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Salaried 401(k) Plan statements of net assets available for benefits as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, together with report of Independent Registered Public Accounting Firm.

Exhibit:	23.1 Consent of Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Salaried 401(k) Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY SALARIED 401(K) PLAN
By:	/s/ John A. Hooper
John A. Hooper
Chairman Administrative Committee

June 21, 2010 Date

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Financial Statements
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Weyerhaeuser Company:
We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Salaried 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
June 21, 2010

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008
(Dollar amounts in thousands)

	2009	2008
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$183,755	165,555
Shares of registered investment company funds:
Vanguard 500 Index Fund	322,966	309,379
Vanguard Extended Market Index Fund	134,542	113,999
Vanguard Prime Money Market Fund	44,831	55,297
Vanguard Target Retirement 2005 Fund	6,441	9,904
Vanguard Target Retirement 2010 Fund	3,434	—
Vanguard Target Retirement 2015 Fund	49,506	48,644
Vanguard Target Retirement 2020 Fund	5,626	—
Vanguard Target Retirement 2025 Fund	38,652	31,622
Vanguard Target Retirement 2030 Fund	1,609	—
Vanguard Target Retirement 2035 Fund	19,473	16,257
Vanguard Target Retirement 2040 Fund	1,089	—
Vanguard Target Retirement 2045 Fund	12,354	10,995
Vanguard Target Retirement 2050 Fund	885	—
Vanguard Target Retirement Income Fund	2,967	4,703
Vanguard Total Bond Market Index Fund	71,749	74,924
Vanguard Total International Stock Index Fund	111,116	87,272
Vanguard Wellesley Income Fund	168,381	181,001
Weyerhaeuser Stable Value Fund	260,600	325,641

Total investments	1,439,976	1,435,193

Contributions receivable:
Participant	1,314	—

Net assets reflecting all investments at fair value	1,441,290	1,435,193

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,799)	3,043

Net assets available for benefits	$1,436,491	1,438,236

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009
(Dollar amounts in thousands)

Additions:
Contributions:
Employer matching	$8,785
Participant	53,769

Total contributions	62,554

Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	265,957

Total additions	328,511

Deductions:
Benefits paid to participants	328,920

Net decrease prior to plan transfers	(409)

Plan transfers, net	(1,336)

Net decrease	(1,745)

Net assets available for benefits:
Beginning of year	1,438,236

End of year	$1,436,491

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(1) Description of the Plan
The following description of the Weyerhaeuser Company Salaried 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and certain hourly employees who are eligible for salaried benefits are eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation. Effective January 1, 2009, all eligible employees hired or rehired on or after January 1, 2009 are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year until the maximum percentage of 7% of pay is reached, unless the employees elect otherwise. Employees may opt out within 60 days from the enrollment kit mailing date and may discontinue contributing to the Plan at any time.

The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest and related party transactions.
(b)	Corporate Transactions
Effective August 4, 2008, the Company sold its Containerboard Packaging and Recycling business to International Paper Company. As a result of the sale, certain Plan participants became employees of International Paper Company and, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.
(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights
The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions — for and against, respectively — as shares for which the trustee receives participant voting instructions.
(d)	Contributions
The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75%

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(100% prior to January 1, 2009) of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.
The Plan provides for Company matching contributions. For pay periods regularly scheduled to end before May 1, 2009, the first 7% of eligible compensation designated by each participant as the participant’s contribution was matched by the Company at a rate of 70%. Effective May 1, 2009, the matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board) and the matching contribution was temporarily suspended. Effective July 2010, the discretionary matching contribution is approved at a rate of 50% on the first 6% of eligible compensation each pay period designated by each participant as the participant’s contribution.

All employer matching contributions are initially invested in the Weyerhaeuser Company Stock Fund. Effective January 1, 2010, employer matching contributions will be invested in accordance with the participant’s investment direction in effect at the time. Participants may transfer employer matching contributions at any time.

Performance share contributions under the Plan, if any, are determined annually by the Board. Generally, such performance share contributions are based on measures established by the Board for this purpose and are stated as a percentage of eligible participants’ eligible pay. Performance share contributions (if any) are made to the following employee groups:
•	Employees of the Weyerhaeuser Real Estate Company (WRECO) and its subsidiaries, other than the President of WRECO and WRECO employees eligible for the WRECO Long-Term Incentive Plan, but including employees of Weyerhaeuser International, Inc. who are on foreign assignment on behalf of WRECO; and

•	All salaried hourly production employees of the Company.
Performance share contribution levels may vary by business division and contributions are funded subsequent to the plan year end. Performance share contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer performance share contributions at any time. There were no performance share contributions for the year ended December 31, 2009.
(e)	Participant Accounts
An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and employer contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.
(f)	Vesting
Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s retirement plan, (3) attaining

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.
Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Percent
Years of vesting service	vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100
The accounts of participants who had participated in certain plans previously merged into the Plan and meeting certain employment requirements are fully vested.

Effective December 31, 2005, all employees who were eligible to participate in the Weyerhaeuser Company Performance Share Plan (the Performance Share Plan) on such date, and all other participants in the Performance Share Plan who had a balance in the Performance Share Plan as of such date, are 100% vested in their performance share contribution accounts. Employees who first become participants after December 31, 2005 fully vest in any performance share contributions and earnings thereon upon six years of vesting service according to the foregoing vesting schedule.

If a participant is not fully vested in his/her matching and/or performance share contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her matching and/or performance share contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2009, approximately $106,000 of forfeitures were used to reduce employer contributions. There were approximately $150,000 and $56,000 of unallocated forfeitures as of December 31, 2009 and 2008, respectively.
(g)	Investment Options
Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the nineteen investment options listed below. Effective January 1, 2009, the following five Vanguard Target Retirement Funds were added to the investment fund options: Vanguard Target Retirement 2010 Fund, Vanguard Target Retirement 2020 Fund, Vanguard Target Retirement 2030 Fund, Vanguard Target Retirement 2040 Fund, and Vanguard Target Retirement 2050 Fund. Also effective January 1, 2009, if a Plan participant does not specify the investment fund in which to invest his/her deferral and/or rollover contributions, such contributions will be invested in the Plan’s

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Fund closest to the participant’s retirement age, assuming a retirement age of 65.
Weyerhaeuser Company Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Prime Money Market Fund
Vanguard Target Retirement 2005 Fund
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement Income Fund
Vanguard Total Bond Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
Participants may reallocate on a daily (market) basis their accounts related to participant contributions and accounts related to employer contributions among the investment options offered by the Plan that the participants have selected.
(h)	Valuation Frequency
Account balances are valued on a daily basis.
(i)	Payment of Benefits
Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the participant’s rollover portion of the account may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59 1/2. The participant’s vested interest in his or her employer matching contribution, performance share contribution and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59 1/2. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Terminated participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless the participants elect otherwise. The nonvested portions of the participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.
(j)	Expenses of the Plan
The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment income in the statement of changes in net assets available for benefits.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See also Note 6: Guaranteed Investment Contracts.
(b)	Participation in the Master Trust and Unit Accounting
All of the Plan’s investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. As of December 31, 2009 and 2008, the Master Trust holds assets of four 401(k) plans of the Company. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
fund. See Note 7: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.
(c)	Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan.

(d)	Risks and Uncertainties

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Valuation of Master Trust and Plan Investments

The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.

Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:
Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.
(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5)	Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of the participants changing employment within the Company and the related changes in their eligibility status.

(6)	Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $(6.3) million and $282.0 million, respectively, as of December 31, 2009. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $4.5 million and $374.5 million, respectively, as of December 31, 2008.

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2009 and 2008 was 3.2% and 3.3%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2009 and 2008 was 3.1%.

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(7)	Interest in Master Trust
(a)	Values of Investments Held by the Master Trust

At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 78% and 79%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2009 and 2008:

	December 31
	2009	2008
	(Dollar amounts in thousands)
Investments:
Investment in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $966 and $2,029, respectively	$243,103	213,849
Vanguard 500 Index Fund	417,595	392,469
Vanguard Extended Market Index Fund	167,977	140,899
Vanguard Prime Money Market Fund	56,231	68,969
Vanguard Target Retirement 2005 Fund	7,278	11,305
Vanguard Target Retirement 2010 Fund	3,683	—
Vanguard Target Retirement 2015 Fund	60,172	57,917
Vanguard Target Retirement 2020 Fund	6,392	—
Vanguard Target Retirement 2025 Fund	46,973	38,161
Vanguard Target Retirement 2030 Fund	1,869	—
Vanguard Target Retirement 2035 Fund	23,571	19,492
Vanguard Target Retirement 2040 Fund	1,117	—
Vanguard Target Retirement 2045 Fund	14,380	12,390
Vanguard Target Retirement 2050 Fund	1,022	—
Vanguard Target Retirement Income Fund	4,181	6,252
Vanguard Total Bond Market Index Fund	84,542	87,160
Vanguard Total International Stock Index Fund	135,273	104,420
Vanguard Wellesley Income Fund	204,363	217,986
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	7,405	42,945
Synthetic guaranteed investment contracts:
Common commingled trust funds	288,341	370,008
Wrapper contracts	141	228
Vanguard Prime Money Market Fund	64,460	28,841
Pending trades and other	(810)	(614)

Total investments at fair value	1,839,259	1,812,677

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,621)	4,126

Total investments	$1,832,638	1,816,803

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(b)	Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Additional fair value information related to the investments held by the Master Trust as of December 31, 2009 and 2008 is provided in the following tables:
Fair Value Measurements for Master Trust at December 31, 2009

	Quoted	Significant
	prices in	other	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment
Company Funds	$1,236,619	—	—	1,236,619
Weyerhaeuser Company
Stock Fund	—	243,103	—	243,103
Weyerhaeuser Stable
Value Fund	64,460	295,077	—	359,537

Totals	$1,301,079	538,180	—	1,839,259

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
Fair Value Measurements for Master Trust at December 31, 2008

	Quoted	Significant
	prices in	other	Significant
	active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
		(Dollar amounts in thousands)
Registered Investment Company Funds	$1,157,420	—	—	1,157,420
Weyerhaeuser Company Stock Fund	—	213,849	—	213,849
Weyerhaeuser Stable Value Fund	28,841	412,567	—	441,408

Totals	$1,186,261	626,416	—	1,812,677

(c)	Investment Income of the Master Trust

The following table presents the investment income of the Master Trust for the year ended December 31, 2009 (dollar amounts in thousands):

Investment income:
Net appreciation in fair value of investments:
Weyerhaeuser Company Stock Fund	$78,875
Vanguard 500 Index Fund	81,791
Vanguard Extended Market Index Fund	45,779
Vanguard Target Retirement 2005 Fund	1,044
Vanguard Target Retirement 2010 Fund	402
Vanguard Target Retirement 2015 Fund	8,822
Vanguard Target Retirement 2020 Fund	677
Vanguard Target Retirement 2025 Fund	8,202
Vanguard Target Retirement 2030 Fund	195
Vanguard Target Retirement 2035 Fund	4,927
Vanguard Target Retirement 2040 Fund	175
Vanguard Target Retirement 2045 Fund	2,868
Vanguard Target Retirement 2050 Fund	109
Vanguard Target Retirement Income Fund	443
Vanguard Total Bond Market Index Fund	1,312
Vanguard Total International Stock Index Fund	31,464
Vanguard Wellesley Income Fund	19,454
Dividend income	34,889
Interest income	12,679

Net investment income	$334,107

WEYERHAEUSER COMPANY SALARIED 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
(8)	Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.